Exhibit 21.1—List of Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Organization
Azea Networks, Inc.	Delaware, United States of America
Neovus, Inc.	Delaware, United States of America
PMX Holdings, Limited	British Virgin Islands
Success Pearl Limited	Seychelles
Xtera Asia Holdings, LLC	Delaware, United States of America
Xtera Comunicacoes do Brasil LTDA.	Brazil
Xtera Communications Canada, Inc.	Canada
Xtera Communications Ltd.	United Kingdom
Xtera Communications Taiwan Co., Ltd.	Taiwan
Xtera Communications Hong Kong Limited	Hong Kong